Board of Management

VIA EDGAR AND FAX (202) 772-9217

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

July 6, 2005

Re:	Fresenius Medical Care Corporation Form 20-F for fiscal year ended December 31, 2004 File No. 1-14444

Dear Mr. Rosenberg,

On behalf of Fresenius Medical Care AG (the “Company”), we submit this response to comments from the Staff of the Securities and Exchange Commission (the “Commission”) received by telephone from Sasha Parikh of the Staff on June 24, 2005, relating to the Company’s Form 20-F for the year ended December 31, 2004 (File No. 1-14444), which was filed on March 1, 2005, (the “Form 20-F”). As requested by the Staff, the Company is filing this letter today as correspondence on EDGAR. Also enclosed is Item 5 as proposed to be amended in response to the Staff’s comments. We are providing this letter to the Staff in advance of filing an amendment to the Form 20-F, as specifically requested by the Staff in their comments received by telephone on June 24th in order both to respond to the Staff’s comments and to explain why the Company is unable to provide certain information in response to those comments.

For the convenience of the Staff, we are also sending via fax a copy of this letter and the proposed amendments to Item 5. The enclosed Item 5 is the version submitted to the Staff in our June 16, 2005 response to the Staff’s original comments. Only changes reflecting our responses to the Staff’s June 24th comments are marked in the enclosed version.

To assist the Staff’s review of the Company’s responses, the Staff’s comments have been repeated in bold type below, and the Company’s response to each comment appears immediately following the applicable comment. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Form 20-F.

Fresenius Medical Care AG 61346 Bad Homburg Germany Telephone: +49-6172-609-2255 Telefax: +49-6172-609-2280	Board of Management: Dr. Ben Lipps (President and CEO), Roberto Fusté, Dr. Emanuele Gatti, Rice Powell, Lawrence A. Rosen, Dr. Rainer Runte, Mats Wahlstrom Supervisory Board: Dr. Gerd Krick (Chairman)	Registered Office Hof, Germany Commercial Register No. HRB 2460

Board of Management

Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies
Allowance for Doubtful Accounts, page 36

1. Relating to changes in estimates for contractual adjustments, please disclose and quantify such significant changes in estimates or if deemed immaterial, please so state in Form 20-F. Please also provide supplemental information indicating how materiality was assessed. (Note: The Staff prefers assessment to be based upon Operating Income not Accounts Receivable outstanding.)

The Company has added disclosure stating that no material changes in the Company’s estimates for contractual adjustments were recorded during the periods presented in the Form 20-F. The following supplemental information explains the Company’s assessment of materiality in relation to the added disclosure.

The issue of contractual adjustments concerns only dialysis services involving certain non-governmental payors in our North America segment. The International segment and services in the North America segment relating to Medicare, Medicaid and contracted payors are billed at predetermined rates and do not require an estimate by management. Accordingly, more than 75% of the Company’s trade receivables reported as of December 31, 2004 were not subject to contractual adjustments after the time of billing.

The remaining trade accounts receivables are subject to contractual allowances based on management estimate. For contractual adjustments that are recorded subsequent to billing, the Company maintains an allowance which is adjusted quarterly. As the Company’s systems do not track contractual adjustments on a claim by claim basis, our systems do not enable the Company to identify the difference between the estimate and the settlement amount on a claim by claim basis. Accordingly, the allowance for contractual adjustments is determined based on a daily run-rate of contractual adjustments recorded subsequent to billing times the days sales outstanding of the respective receivables.

In the aggregate, the Company’s contractual adjustments recorded and the allowance for contractual adjustments remained fairly constant during the periods presented. For the years 2002, 2003 and 2004 the Company’s contractual adjustments represented 5.9%, 6.1% and 6.0%, respectively, of dialysis services revenue in North America. The allowance for contractual adjustments amounted to $28.8 million, $31.6 million and $32.9 million as of December 31, 2002, 2003 and 2004, respectively. A change in estimate concerning that allowance by 10 % is less than 1% of each of operating income and North America segment operating income for each of the three years.

Fresenius Medical Care AG 61346 Bad Homburg Germany Telephone: +49-6172-609-2255 Telefax: +49-6172-609-2280	Board of Management: Dr. Ben Lipps (President and CEO), Roberto Fusté, Dr. Emanuele Gatti, Rice Powell, Lawrence A. Rosen, Dr. Rainer Runte, Mats Wahlstrom Supervisory Board: Dr. Gerd Krick (Chairman)	Registered Office Hof, Germany Commercial Register No. HRB 2460

Board of Management

In light of the foregoing and in response to the Staff’s comment, we have expanded our disclosures to state that no material changes in estimates were recognized with respect to contractual adjustments and that such estimates are reviewed by management quarterly.

2. Relating to the composition of your accounts receivable, please expand your disclosure, preferably in table format to show payor mix and aging if possible or explain to the staff why it is not possible.

The Company has revised its earlier response by providing expanded disclosure of the composition of its trade accounts receivable. This revision appears at the end of the discussion of “Accounts Receivable and Allowance for Doubtful Accounts.” In addition, the Company has analyzed and determined the payor mix of its receivables and has expanded its disclosure accordingly, as described below.

Payment patterns on the Company’s accounts receivable vary significantly (1) from country to country, (2) between receivables from the provision of dialysis care and from product sales, and (3) between different types of customers. Due to this variability in local practices, collectibility cannot be determined based upon uniform and aggregated aging information. Accordingly, management does not prepare aggregated aging schedules, nor are the Company’s current management systems capable of generating such information on a consolidated basis. For the same reasons the Company does not believe that such aggregated aging schedules would be beneficial to the readers of the Company’s financial statements, even if specifically prepared for disclosure purposes. Such schedules could even be misleading in that it may appear that “aged” receivables are not collectible, although they in fact are collectible, based on our past collection experience in a particular country or with a particular customer. In order to determine collectibility and establish allowances for doubtful accounts, receivables are managed on a local entity or billing group basis. The Company’s local entities or billing groups review accounts receivable on a customer by customer or a customer group basis, as determined to be most appropriate considering local payment and collection practices. These determinations are reviewed and approved by local management. In lieu of analyzing aging schedules, the Company’s management measures the collection performance utilizing Days Sales Outstanding (“DSO”) on a consolidated and segment basis. The Company has therefore expanded its disclosures under “Liquidity and Capital Resources” to include DSO information by segment, the measurement metric used by the Company’s management.

3. In addition, please expand your disclosure to include the reasons why the timing of reimbursement is significantly different from agency to agency and country to country.

As noted above in response to Item 2, receivables are managed on a local entity or billing group basis because payment patterns vary significantly. In North America payment behavior differs significantly between Medicare/ Medicaid which pay on a monthly basis and commercial and other payors who have a wider range of payment patterns.

Public health institutions in a number of countries outside the U.S. require a significant amount of time until payment is made, but based on our experience, these payors present

Fresenius Medical Care AG 61346 Bad Homburg Germany Telephone: +49-6172-609-2255 Telefax: +49-6172-609-2280	Board of Management: Dr. Ben Lipps (President and CEO), Roberto Fusté, Dr. Emanuele Gatti, Rice Powell, Lawrence A. Rosen, Dr. Rainer Runte, Mats Wahlstrom Supervisory Board: Dr. Gerd Krick (Chairman)	Registered Office Hof, Germany Commercial Register No. HRB 2460

Board of Management

low collection risks because many are government institutions or government sponsored programs. Even within the same country, public health institutions may pay differently from region to region. Payment differences are mainly due to the timing of funding by local, state or federal government to the agency that is sponsoring the program that purchases the Company’s services or products. The collection of accounts receivable from product sales to third party distributors or dialysis clinics is affected by the same underlying causes, since these buyers of the products are reimbursed as well by government institutions or government sponsored programs. Based on the foregoing, and in response to the Staff’s comment, the Company has expanded its disclosure of agency-to-agency and country-to-country differences in reimbursement timing.

As requested by the Staff, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the proposed amendment to the Form 20-F, this letter or any other related matters to Robert A. Grauman, at (212) 891-3587, and Charles F. Niemeth at (212) 891-3586 with Baker and McKenzie LLP. In addition, please send any additional written comments by facsimile to Mr. Grauman at (212) 310-1687 and to Mr. Niemeth at (212) 310-1886. Thank you for your consideration.

Sincerely,

/s/LAWRENCE ROSEN
Lawrence Rosen
Chief Financial Officer

Enclosures

cc: Dr. Ben J. Lipps

Fresenius Medical Care AG 61346 Bad Homburg Germany Telephone: +49-6172-609-2255 Telefax: +49-6172-609-2280	Board of Management: Dr. Ben Lipps (President and CEO), Roberto Fusté, Dr. Emanuele Gatti, Rice Powell, Lawrence A. Rosen, Dr. Rainer Runte, Mats Wahlstrom Supervisory Board: Dr. Gerd Krick (Chairman)	Registered Office Hof, Germany Commercial Register No. HRB 2460